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                 April 14, 2022

       Chan Heng Fai
       Chairman and Chief Executive Officer
       Alset EHome International Inc.
       4800 Montgomery Lane, Suite 210
       Bethesda, MD 20814

                                                        Re: Alset EHome
International Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed April 11,
2022
                                                            File No. 333-264234

       Dear Mr. Fai:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Melanie Singh at 202-551-4074 or Jeffrey Gabor at 202-551-2544 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Real Estate & Construction
       cc:                                              Darrin Ocasio, Esq.